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                            November 16, 2021

       Brandon Dutch Mendenhall
       President and Chief Executive Officer
       RAD Diversified REIT, Inc.
       211 N. Lois Ave.
       Tampa, Florida 33609

                                                        Re: RAD Diversified
REIT, Inc.
                                                            Post Qualification
Amendment on Form 1-A
                                                            Filed November 1,
2021
                                                            File No. 024-11020

       Dear Mr. Dutch Mendenhall:

               We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post Qualification Amendment on Form 1-A

       General

   1. We note the statements on your website at https://raddiversified.com that RAD
                                                        Diversified made a
36.7% annualized return in 2020 and has cleared 35.48% in the past 12 months. We also note
your statement that RAD Diversified offers monthly distributions, a 5% bottom-line
guarantee. Please reconcile these statements with the disclosure provided in your
amended Form 1-A, including your financial statements for the applicable periods.
Explain the basis for your statement regarding a 5% bottom line guarantee.
       Financial Statements, page F-1

   2. We note you appear to have provided interim financial statements for the period ended
                                                        June 30, 2020. Please
provide interim financial statements for the period since
 Brandon Dutch Mendenhall
RAD Diversified REIT, Inc.
November 16, 2021
Page 2
       December 31, 2020 as required by Form 1-A. Refer to Items (b)(3)(B) and
(b)(5) of Part
       F/S of Form 1-A for guidance.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 if you
have any questions.



                                                             Sincerely,
FirstName LastNameBrandon Dutch Mendenhall
                                                             Division of
Corporation Finance
Comapany NameRAD Diversified REIT, Inc.
                                                             Office of Real
Estate & Construction
November 16, 2021 Page 2
cc:       Fanni Koszeg, Esq.
FirstName LastName